Exhibit 23.4

Consent of Independent Auditors
We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-173822) and Form S-8 (Nos. 333-122789, 333-128048, 333-158734, 333-158736, and 333-166358) of Celanese Corporation of our report dated February 8, 2012, relating to the financial statements of National Methanol Company (Ibn Sina) (which expresses an unqualified opinion and includes an explanatory paragraph relating to differences between accounting principles generally accepted in Saudi Arabia and accounting principles generally accepted in the United States of America) as of December 31, 2011 and for the year then ended which appears in this Annual Report on Form 10-K of Celanese Corporation for the year ended December 31, 2011.

/s/ BDO DR. MOHAMED AL-AMRI & CO.

Dammam, Saudi Arabia
February 10, 2012